082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

March 26, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a notice/release from the Westfield Group regarding the retirement of Ms. Carla Zampatti from the Board of Westfield Holdings Limited. This information was sent/released to the members of Westfield Group on March 26, 2009. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

Enclosures

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82-35029

26 March 2009

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
RETIREMENT OF DIRECTOR

We wish to advise that Ms Carla Zampatti AM will not stand for re-election at the Annual General Meeting of Westfield Holdings Limited, scheduled to be held on 6 May 2009. Ms Zampatti will retire from the Board on 5 May 2009.

We are pleased to advise that Mr Brian Schwartz AM will stand for election as a Director at the Annual General Meeting of Westfield Holdings Limited. A biography for Mr Schwartz is contained in the Notice of Meeting and Explanatory Notes, which will be sent to Members shortly.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary